SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Selectica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816288203

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-135, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 pages

13D/A4

CUSIP No. 816288203	Page 2 of 6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 557,593
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 557,593
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON* IA-OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

This constitutes Amendment No. 4 to the statement on Schedule 13D (the “Amendment No. 4”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed December 1, 2009 (the “Statement”), relating to the common stock, $0.002 par value per share, of Selectica, Inc. (the “Company”). The Company’s principal executive office is located at 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts (the “Trust A Trusts”), one of which is Trust A-4. Trust A Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trust A Trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $2,569,180.45.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $2,491,812.94.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (T7) (“MILGRAT I (T7)”), dated as of December 28, 2010, Miller was named as the trustee to MILGRAT I (T7). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I (T7) were contributed to MILGRAT I (T7) by its grantor, Catherine C. Miller.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, Mr. Miller believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Based on Mr. Miller’s evaluation of the Company’s financial performance, Mr. Miller determined that he may seek to contact the Company’s Board of Directors or management from time to time in order to engage in discussions regarding governance and enhancing shareholder value.

As previously reported, Mr. Miller had indicated to the Company an interest in acquiring additional Shares without becoming an “Acquiring Person” within the meaning of the Amended and Restated Rights Agreement between Selectica and Wells Fargo Bank, N.A., as Rights Agent, dated January 2, 2009, as amended (the “Rights Agreement”). As reported by the Company, the Review Committee of the Company’s Board of Directors granted an exemption under the Rights Agreement to three stockholders, including Mr. Miller and his affiliates, so that each may acquire beneficial ownership of additional shares of the Company’s outstanding common stock, subject to certain conditions and limitations. Mr. Miller determined to seek to acquire up to 20% of the Company’s outstanding common stock, and entered into a voting agreement with the Company on May 6, 2010 (the “Voting Agreement”) so that any such Shares in excess of 15% would be voted to mirror the votes (pro and con) of all stockholders not subject to such a voting agreement. Such voting agreement provides that any such purchases in excess of 15% must be made on or prior to November 1, 2010. This description of the Voting Agreement is qualified in its entirety by the Voting Agreement filed as Exhibit 99.1 to Amendment No. 2 to the Statement, which is incorporated herein by reference.

This Amendment No. 4 is being filed to report that, since the filing of the Amendment No. 3, dated June 23, 2010, Mr. Miller has indicated to the Company an interest in acquiring additional shares of common stock of the Company without becoming an “Acquiring Person” within the meaning of the Rights Agreement. On December 20, 2011, the Independent Committee of the Company’s Board of Directors determined to grant Mr. Miller a limited exemption from the Rights Agreement for purchases of up to an additional 3% of the shares of the Company’s outstanding stock. As a result, Mr. Miller may acquire up to 23.4% of the Company’s outstanding common stock without becoming an “Acquiring Person” within the meaning of the Rights Agreement.

Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 557,593 Shares, which is equal to approximately 20.4% of the total number of outstanding Shares, based on 2,736,810 Shares outstanding as reported in the Company’s Form 10-Q filed on November 14, 2011. As of the date hereof, 141,009 of such beneficially owned Shares are owned of record by Trust A-4, 65,430 of such beneficially owned Shares are owned of record by MILGRAT I (T7), and 351,154 of such beneficially owned Shares are owned of record by Milfam II.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, MILGRAT I (T7) and Milfam II.

(c) N/A

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits:

Exhibit 99.1	Voting Agreement (Filed as Exhibit Number 99.1 to Amendment No. 2 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on May 21, 2010 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

By:	/s/ LLOYD I. MILLER, III
Lloyd I. Miller, III